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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Fuji Dream Airlines Orders up to Six E175 to its all-Embraer Fleet

Paris, France, 20 June 2017 – Embraer announced today, at the 52nd International Paris Air Show, that it has signed an agreement with Japan’s Fuji Dream Airlines (FDA) for a firm order of three E175s, with purchase rights for an additional three aircraft of the same model. This brings the total potential order to an estimated value of USD 274 million, based on 2017 list prices, if all purchase rights are exercised. The firm order will be included in Embraer’s 2017 second-quarter backlog.

FDA currently operates 11 aircraft - three E170s and eight E175s. In addition, FDA has also extended the agreement for Embraer’s Flight Hour Program (Pool) for up to eight years.

“In 2009, we started our airline operations with two E170s and since then, we have expanded our network within Japan and increased our flight frequency,” said Yohei Suzuki, Chairman and CEO of Fuji Dream Airlines. “Embraer’s E-Jets have been part of this journey and its reliability and performance has been outstanding. Our careful network planning, along with the E-Jets, has enabled us to profitably expand and deliver the best service to our passengers.”

The E175s will be configured in a single-class layout with 84 seats and will be equipped with the Autoland system to perform CAT III approach and landing in limited visual conditions. The E175s feature aerodynamic enhancements such as a new wingtip and other technical improvements that have a proven track record of reducing fuel burn.

“Beyond sales, today’s announcement is also the recognition of the strong partnership that started eight years ago between Embraer and Fuji Dream Airlines,” said John Slattery, President & CEO of Embraer Commercial Aviation. “We have been working together to realize FDA’s dreams of expanding its network in Japan and bringing out the best in the E-Jets in terms of schedule reliability and reduced fuel burn achievements. We will continue to stand with Fuji Dream Airlines as they enter their next phase of growth.”

FDA and Embraer have also signed an extension of the Pool Program to cover its fleet of E170s and E175s, including these new orders. The program includes the advance exchange and repair management for more than 300 essential line replacement units of the aircraft. In 2016, FDA achieved a 12-month schedule reliability of 99.87% - one of the world’s highest among all E170 and E175 operators.

With aircraft based in Nagoya and Shizuoka, FDA operates six to eight flights daily per E-Jet to around 15 cities in Japan such as Fukuoka, Sapporo (Okadama and New Chitose) and secondary cities such as Hanamaki, Yamagata and Matsumoto. FDA’s fleet is instantly recognizable by its brightly colored aircraft, some of which are painted gold, silver, green tea, pink, yellow and purple. FDA is part of the Suzuyo Group which also owns an E-Jets full-flight simulator to provide pilot and fleet training for its staff.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

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About Fuji Dream Airlines and Suzuyo Group

Suzuyo Group started its business in 1801, at the port of Shimizu, located in central Japan. The company has expanded its enterprise by adapting to changing times and now has over 140 affiliated companies. The Group’s activities include a logistics network covering Japan, North America, Europe, and Southeast Asia, energy trading and sales, food products, and construction building maintenance, as well as Information Technology (IT), regional development, personnel and other services.

As a corporate citizen, the Suzuyo Group is also involved in social activities and provides support for education, culture, and well-being, including managing a science and technology university and sponsoring Japan’s Shimizu S-Pulse professional soccer team. Fuji Dream Airlines was incorporated in June 2008 to be the Group’s air transportation arm.

By entering the airline business and building on the convenience of Mt. Fuji Shizuoka Airport, Suzuyo contributes to Shizuoka’s economic development.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer